EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

October 15, 2013	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO Q3/SEPTEMBER PRODUCTION REPORT

Avino Silver and Gold Mines Ltd. (“Avino” or “the Company”) is pleased to announce the Q3 and September 2013 production results from its San Gonzalo Mine and the Avino Mine surface stockpile operations located on the Avino property near Durango, Mexico.

Production numbers from Q3 2013 compared to Q2 2013 are presented below:

	Q2 2013	Q3 2013	% Change
Total Silver Produced (oz) calculated	175,166	178,651	1.99
Total Gold Produced (oz) calculated	786	869	10.6

“I am very pleased with this quarter’s results, as they continue to demonstrate the consistency and reliability of our operation. I would like to thank both our mine and front office staff for their continued hard work and dedication.  We have now been in commercial production at San Gonzalo for a full year and remain committed to our objectives of mine optimization, cost reduction and increased production.”

- David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

September production from San Gonzalo and the Avino Mine surface stockpiles are presented below:

	Days of Operation	Total Mill Feed (metric tonnes)	Feed Grade Silver (g/t)	Feed Grade Gold (g/t)	Recovery Silver (%)	Recovery Gold (%)	Total Silver Produced (oz) Calculated	Total Gold Produced (oz) Calculated	Total Silver Eq. Produced (oz) Calculated	YTD Silver Eq. Produced Calculated
San Gonzalo (Circuit 1)	29	6,301	277	1.27	83	75	46,579	192	59,073	558,858
Avino Mine Surface Stock Piles (Circuit 2)	29	6,583	85	0.85	67	53	12,129	95	18,329	85,849
		12,884					58,708	287	77,402	644,707

Silver equivalent was calculated using a 65:1 ratio for silver to gold. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales.  Year-to-date and calculated figures may not add up due to rounding.

San Gonzalo

Production numbers from July through September 2013 at San Gonzalo, as well as 2013 yearly totals are reported as follows:

	July-13	Aug-13	Sept-13	Monthly Change %	YTD SG
Total Mill Feed (dry tonnes)	6,372	6,678	6,301	(5.6)	59,061
Average Daily Throughput (tpd)	212	223	217	(2.7)	224
Days of Operation	30	30	29	(3.3)	263
Feed Grade Silver (g/t)	285	283	277	(2.1)	290
Feed Grade Gold (g/t)	1.31	1.51	1.27	(15.9)	1.29
Bulk Concentrate (dry tonnes)	207	200	203	1.5	1,815
Bulk Concentrate Grade Silver (kg/t)	7.25	7.99	7.15	(10.5)	7.79
Bulk Concentrate Grade Gold (g/t)	29.6	37.5	29.5	(21.3)	30.5
Recovery Silver (%)	82	85	83	(2.4)	83
Recovery Gold (%)	73	75	75	0	73
Mill Availability (%)	91.8	96.0	97.7	1.8	95.7
Total Silver Produced (kg)	1,497	1,602	1,449	(9.6)	14,143
Total Gold Produced (g)	6,111	7,514	5,979	(20.4)	55,328
Total Silver Produced (oz) calculated	48,131	51,505	46,579	(9.6)	454,718
Total Gold Produced (oz) calculated	196	242	192	(20.4)	1,779
Total Silver Equivalent Produced (oz)	60,903	67,208	59,073	(12.1)	558,858

Silver equivalent was calculated using a 65:1 ratio for silver to gold. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales.  Year-to-date and calculated figures may not add up due to rounding.

September Highlights

•	Silver and gold production in September was lower than in August mainly due to the lower grade of the material treated.
•	Tonnage processed was also lower due to one less operating day even though mill availability was improved.
•	There was no change in the gold recovery; silver recovery was slightly lower due to the lower grade feed treated.

Circuit 2 – Avino Mine Stock Piles

Circuit 2’s production numbers from April through September are presented below, as well as yearly totals:

	Apr 2013	May 2013	June 2013	July 2013	Aug 2013	Sept 2013	Monthly Change %	YTD 2013
Total mill feed – (dry tonnes)	4,040	5,917	6,324	5,922	5,774	6,583	14.0	34,560
Days of Operation	19	30	29	30	28	29	3.6	165
Feed grade Silver - g/t	73	84	78	89	78	85	9.0	82
Feed grade Gold - g/t	0.79	0.70	0.84	0.83	0.63	0.85	34.9	0.78
Bulk concentrate – (dry tonnes)	49.84	66.05	84.42	80.52	48.53	80.99	66.9	410.35
Bulk Concentrate Grade Silver (kg/t)	3.977	4.833	3.509	4.310	5.865	4.658	(20.6)	4.442
Bulk Concentrate Grade Gold (g/t)	35.30	32.19	32.20	32.74	38.11	36.63	(3.9)	34.25
Recovery Silver (%)	67	64	60	66	63	67	6.3	65
Recovery Gold (%)	55	51	51	54	51	53	3.9	52
Mill availability (%)	63	83	96	87	84	97	15.5	90
Total Silver Produced (oz) calculated	6,373	10,264	9,525	11,156	9,151	12,129	32.5	58,599
Total Gold Produced (oz) calculated	57	68	87	85	59	95	61	452
Total Silver Eq. Produced (oz) calculated	9,484	14,023	14,332	16,665	13,016	18,329	40.8	85,849

Silver equivalent for April through June was calculated using a 55:1 ratio for silver to gold, for the months of July, August and September a 65:1 ratio was used. (The ratio was changed to reflect more current gold and silver prices.) Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

September Highlights

•	Silver and gold production in September increased significantly compared to August due to the higher volume of tonnage processed, plant availability, and slightly better feed grades and recoveries.
•	Concentrate grades were down slightly.

Mine Update

At San Gonzalo, underground mine development is ongoing. The ramp from level 5 to level 6 has 55 metres remaining before the elevation of level 6 is reached; another 20 metres of crosscut remain until the vein on level 6 is intersected. The larger pumps and 6 inch pipes ordered to remove the excess water inflows in the ramp have been installed and are operating. Delays in the ramp advance have now been resolved.

The extraction drift to the northwest on level 5 is almost complete with 3 draw points remaining.

During the month, 6 truckloads of San Gonzalo concentrates weighing 214 wet metric tonnes and 2 truckloads of Avino stockpile concentrate weighing 59 tonnes were shipped to Manzanillo.

Avino is also pleased to report it has signed a long-term agreement for the sale of the San Gonzalo concentrates.  Terms are significantly better than the existing contract that expired last month. The new agreement lasts until the end of 2014.

Quality Assurance/Quality Control

Mill assays are performed at the mine’s on-site lab.  Check samples are verified by Inspectorate Labs in Reno, Nevada.  San Gonzalo concentrate shipments are assayed at AH Knight in Manzanillo, Mexico. The Avino stockpile concentrate shipments are assayed at LSI in Rotterdam, Netherlands.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, BSc, Avino Consultant and Mr. Jasman Yee P.Eng, Avino director. Both of whom are qualified persons within the context of National Instrument 43-101. The qualified persons have reviewed and approved the technical data in this news release.

About Avino

Avino's mission is to create shareholder value through profitable organic growth at the Avino property.  We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

Management remains focused on the following key objectives:

1.	Maintain profitable mining operations at San Gonzalo while decreasing operating costs and improving efficiency;
2.	Develop the Avino mine for mineral production;
3.	Continue to review and develop plans to process the oxide tailings resource from previous milling operations (PEA issued in 2012);
4.	Continue to explore regional targets on the property and consider acquisition opportunities.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.